                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                 AMENDMENT NO. 7
                                 to SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              ALBEMARLE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                   012653 10 1
                                   -----------
                                 (CUSIP NUMBER)


                            Floyd D. Gottwald, Jr.
                               Bruce C. Gottwald
                            330 South Fourth Street
                           Richmond, Virginia 23219
                          Telephone No. 804-788-5401
                          --------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                   Copy to:
                            Allen C. Goolsby, Esq.
                               Hunton & Williams
                         Riverfront Plaza - East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219

                                February 19, 2001
                                -----------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

               Check the following box if a fee is being paid with
                               this statement [ ].


                               Page 1 of 8 Pages
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
CUSIP NO. 012653 10 1                                           13D                          Page 2 of 8 Pages
------------------------------------------------                                 ---------------------------------------


  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)


           Bruce C. Gottwald
------------------------------------------------------------------------------------------------------------------------

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                                (b) [X]
------------------------------------------------------------------------------------------------------------------------

  3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------

  4        SOURCE OF FUNDS*
                PF
------------------------------------------------------------------------------------------------------------------------

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                                     [ ]
------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
------------------------------------------------------------------------------------------------------------------------

        NUMBER OF                 7  SOLE VOTING POWER
         SHARES                      3,133,858
                                 ---------------------------------------------------------------------------------------
      BENEFICIALLY                8  SHARED VOTING POWER
        OWNED BY                     3,102,002
                                 ---------------------------------------------------------------------------------------
          EACH                    9  SOLE DISPOSITIVE POWER
        REPORTING                    3,133,858
                                 ---------------------------------------------------------------------------------------
       PERSON WITH               10  SHARED DISPOSITIVE POWER
                                     3,102,002
------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,235,860
------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                          [X]

               181,377 shares held by foundation; 2,342,868 shares owned by adult sons
------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.60%
------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
               IN
------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

          * This Amendment No. 7 (this "Amendment No. 7") amends and supplements Amendment Nos. 1, 2, 3, 4, 5 and 6 to the statement on Schedule 13D filed on March 10, 1994, by Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to shares of Common Stock (the "Common Stock") of Albemarle Corporation (the "Issuer"). One of the purposes for the filing of this Amendment No. 7 is to begin to report the holdings of the Common Stock of the Issuer by Floyd D. Gottwald, Jr. and by Bruce C. Gottwald separately. Henceforth, the Schedule 13D, as amended, shall report holdings of the Issuer's Common Stock by Bruce C. Gottwald. Floyd D. Gottwald, Jr. and his adult sons, William M. Gottwald, MD, John D. Gottwald and James T. Gottwald, are filing a new Schedule 13D to reflect their holdings of the Issuer's Common Stock. Because there is no agreement between or among Bruce C. Gottwald, Floyd D. Gottwald, Jr., William M. Gottwald, MD, John D. Gottwald and James T. Gottwald with respect to the voting or the disposition of their shares of the Issuer's Common Stock and Bruce C. Gottwald and his family do not serve in any capacity with the Issuer, they believe that separate filings are more appropriate.

Item 1.   Security and Issuer.
          -------------------
          This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Since the filing of Amendment No. 6, Bruce C. Gottwald has not purchased additional shares of Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

          Bruce C. Gottwald intends to hold for investment all of the shares of Common Stock of the Issuer that he owns. Bruce C. Gottwald has no present plans to acquire additional shares of the Issuer's Common Stock, but reserves the right to do so from time to time. With the exception of occasional gifts to family members and as noted in the following sentence, he has no present plans to dispose of any shares of the Issuer's Common Stock, but reserves the right to do so in the future. A partnership in which Bruce C. Gottwald and his adult sons are partners and that currently owns 3,055,172 shares of the Issuer's Common Stock, has recently sold shares as disclosed in Item 5(c) and, depending on market conditions, may from time to time continue to sell some or all of the shares it owns.

          Bruce C. Gottwald does not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor does he have any plans (i) to sell or transfer a material amount of the Issuer's assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer,
(iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer's business or corporate structure, (v) to make any change in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person,
(vi) to cause a class of the Issuer's securities to be delisted from a national


                               Page 3 of 8 Pages
securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation systems of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (viii) any action similar to any of those described in this Item 4.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

          (a) 6,417,237 shares of Common Stock of the Issuer are owned beneficially by Bruce C. Gottwald, constituting 14.00% of such shares outstanding./1/

          (b) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote - 3,315,235/2/


              (ii)  shared power to vote or to direct the vote - 3,102,002/3/


              (iii) sole power to dispose of or to direct the disposition of -
                    3,315,235/2/

              (iv) shared power to dispose of or to direct the disposition of-3,102,002/3/


              /1/ The filing of this statement on Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of 181,377 shares described in Items 5(b)(i) and (iii) or the 3,102,002 shares described in Items 5(b)(ii) and (iv).

              /2/ This amount includes 181,377 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. and Bruce C. Gottwald serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

              /3/ This amount does not include 2,342,868 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their father's home. It does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plan of Ethyl Corporation ("Ethyl") for its employees for the benefit of employees other than Bruce C. Gottwald and his adult son, Thomas E. Gottwald. Shares held by the Trustee under this plan for the benefit of Bruce C. Gottwald and Thomas E. Gottwald are included in Items
                    (5)(b)(i)-(iv) above. Shares held under the savings plan are voted by the Trustee in accordance with instructions solicited from employees participating in the plan. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the shareholders. Because Bruce C. Gottwald is an executive officer, director and among the largest shareholders of Ethyl, he may be deemed to be a control person of Ethyl.

                               Page 4 of 8 Pages
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          (c) In the past 60 days, a partnership in which Bruce C. Gottwald and his adult sons are partners sold an aggregate of 340,200 shares of Common Stock of the Issuer on the open market as follows:


                  Date                Number of Shares        Per Share Price
                  ----                ----------------        ---------------
              February 2, 2001           120,000                 $25.00
              February 5, 2001            40,000                 $24.45
              February 6, 2001            20,000                 $24.35
              February 7, 2001            20,000                 $24.40
              February 7, 2001             4,000                 $24.50
              February 7, 2001             6,000                 $24.54
              February 9, 2001            20,000                 $24.40
              February 12, 2001              800                 $24.30
              February 12, 2001              400                 $24.32
              February 12, 2001              100                 $24.34
              February 12, 2001              500                 $24.45
              February 12, 2001              500                 $24.45
              February 12, 2001            1,200                 $24.46
              February 12, 2001              300                 $24.47
              February 12, 2001              600                 $24.48
              February 12, 2001              100                 $24.49
              February 12, 2001            2,300                 $24.50
              February 12, 2001              100                 $24.51
              February 12, 2001            1,000                 $24.52
              February 12, 2001            7,100                 $24.53
              February 14, 2001           28,800                 $24.25
              February 14, 2001            6,200                 $24.30
              February 15, 2001           20,000                 $24.55
              February 16, 2001           20,200                 $24.35
              February 16, 2001           20,000                 $24.40

          (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 3,102,002 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this statement on
              Schedule 13D is filed.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 7 to Schedule 13D.


                               Page 5 of 8 Pages

                                 SIGNATURES
                                 ----------

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 23, 2001
                                              /s/ Floyd D. Gottwald, Jr.
                                            ------------------------------
                                             Floyd D. Gottwald, Jr.

                                              /s/ Bruce C. Gottwald
                                             -----------------------------
                                             Bruce C. Gottwald



                               Page 6 of 8 Pages
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                                  EXHIBIT INDEX
                                  -------------


Exhibit 1 Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 7 to Schedule 13D.



                               Page 7 of 8 Pages